SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ObsEva SA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

H5861P103

(CUSIP Number)

January 25, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5861P103		13G

1.	Names of Reporting Persons HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,413,264 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,413,264 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,264 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 8.14%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)                                 Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. consists of Jean Marc Lesieur, Sophia Harris, Richard Coles, Dr. Andreas Wicki and Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)                                 This percentage is based upon 29,631,262  shares of the Issuer’s Common Stock, par value $0.001 per share (“Shares”), as set forth the Issuer’s Final Prospectus, dated January 25, 2017, and filed with the Securities and Exchange Commission on January 27, 2017.  The number of Shares outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters option to purchase up to an additional 967,500 Shares.

Item 1(a).	Name of Issuer: ObsEva SA
Item 1(b).	Address of Issuer’s Principal Executive Offices: Chenin des Aulx, 12 1228 Plan-les-Quates Geneva, Switzerland

Item 2(a).	Name of Person Filing: HBM Healthcare Investments (Cayman) Ltd.
Item 2(b).	Address of Principal Business Office or, if none, Residence: Governors Square Suite #4-212-2 23 Lime Tree Bay Avenue West Bay Grand Cayman, Cayman Islands
Item 2(c).	Citizenship: Cayman Islands, British West Indies
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: H5861P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a) Amount beneficially owned: 2,413,264(1)
(b) Percent of class: 8.14%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,413,264(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,413,264(1)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of a Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and as not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in conneciton with or as a participant in any transaction having that purpose or effect.

(1)                                 Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. consists of Jean Marc Lesieur, Sophia Harris, Richard Coles, Dr. Andreas Wicki and Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)                                 This percentage is based upon 29,631,262  shares of the Issuer’s Common Stock, par value $0.001 per share (“Shares”), as set forth the Issuer’s Final Prospectus, dated January 25, 2017, and filed with the Securities and Exchange Commission on January 27, 2017.  The number of Shares outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters option to purchase up to an additional 967,500 Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2017

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ Jean-Marc Lesieur
Jean-Marc Lesieur
Director

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)